Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-257166

PRICING TERM SHEET

July 8, 2021

$30,000,000

RAMACO RESOURCES, INC.

$30,000,000 9.00% SENIOR NOTES DUE 2026

The information in this pricing term sheet relates to the offering of the 9.00% Senior Notes due 2026 of Ramaco Resources, Inc. (the “Offering”) and should be read together with the preliminary prospectus dated July 2, 2021 relating to the Offering (the “Preliminary Prospectus”), including the documents incorporated by reference therein, relating to Registration Statement No. 333-257166. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer	Ramaco Resources, Inc.

Securities Offered	9.00% Senior Notes due 2026 (the “Notes”)

Principal Amount	$30,000,000

Over-allotment Option	Up to $4,500,000 principal amount

Maturity	July 30, 2026

Coupon	9.00%

Interest Payment Dates	January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2021

Record Dates	January 15, April 15, July 15 or October 15 of each year (whether or not a business day), immediately preceding the relevant Interest Payment Date

Trade Date	July 9, 2021

Settlement Date	July 13, 2021

Public Offering Price	$25.00 per Note

Underwriters’ Discount	$1.00 per Note

Underwriters’ Purchase Price from Issuer	$24.00 per Note

Net Proceeds to the Issuer (before expenses)	$28,800,000 (assuming no exercise of the underwriters’ option to purchase additional Notes)

Denominations	$25.00 and integral multiples of $25.00 in excess thereof

Optional Redemption

We may redeem the Notes, in whole or in part, on or after July 30, 2023, at our option, at any time and from time to time, prior to maturity at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. See “Description of Notes—Optional Redemption” in the Preliminary Prospectus for additional details.

In addition, we may redeem the Notes, in whole, but not in part, at any time at our option, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events. See “Description of Notes—Optional Redemption Upon Change of Control” in the Preliminary Prospectus for additional details.

Ratings	The Notes will not be rated by any nationally recognized statistical rating organization

Listing	The Issuer has submitted an application to list the Notes on the NASDAQ Stock Market under the symbol “METCL.” If approved for listing, trading on the NASDAQ Stock Market is expected to commence within 30 days after the Notes are first issued

CUSIP/ISIN	75134P 402 / US75134P4028

Joint Book-Running	B. Riley Securities, Inc. Ladenburg Thalmann & Co. Inc. William Blair & Company, L.L.C.

Co-Managers	Aegis Capital Corp. The Benchmark Company, LLC B.C. Ziegler & Company

Certain Covenants	The indenture governing the Notes will include the covenants described under “Description of Notes—Covenants” in the Preliminary Prospectus

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Notes and is not soliciting an offer to buy the Notes in any jurisdiction where the offer or sale is not permitted.

Ramaco Resources, Inc. (“Ramaco”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The registration statement has been declared effective by the SEC. Before you invest, you should read the prospectus in that registration statement and other documents Ramaco has filed with the SEC for more complete information about Ramaco and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Ramaco, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling B. Riley Securities, Inc. at (703) 312-9580 or by emailing prospectuses@brileyfin.com.